Exhibit 10.1
August 6, 2007
Mr. Robert A. Katz
Chief Executive Officer
Vail Resorts, Inc.
390 Interlocken Crescent
Suite 1000
Broomfield, CO 80021
Dear Mr. Katz:
     I am writing in response to your letter to me dated July 27, 2007. The letter contained a number of inaccurate assertions; we believe it is important to bring these to your attention and to correct the record.
     We wrote to you on July 16, 2007, to advise you of our termination of discussions with Vail Resorts, Inc. concerning a possible acquisition of The Canyons ski resort. (I am enclosing a copy of our prior letter for your reference). Your letter to me and Vail’s public filings suggest that there was an agreement between Vail Resorts and American Skiing Company regarding a sale of The Canyons. We clearly had not reached even oral agreement. There remained substantive and material open issues between the parties. One agreement between Vail Resorts and ASC does exist and that is a Confidentiality Agreement dated June 7, 2007. That agreement unambiguously states, “unless and until a definitive agreement between the Company and you with respect to any Transaction has been executed and delivered...the Company will not be under any legal obligation of any kind whatsoever with respect to such Transaction by virtue of ...any written or oral expression with respect to such Transaction.” You should be aware that we view Vail’s broad release of the July 27 letter to the media as a clear breach of our binding Confidentiality Agreement. We were disappointed to learn that this was not the first, nor only breach of Vail’s confidentiality obligations. Vail’s legal complaint against Peninsula Advisors and others outlines additional breaches as the Vail management team engaged in discussions regarding a possible transaction with third parties.
     Vail’s conduct in connection with our discussions has raised serious concerns. Your legal filings assert that there was a written agreement with third parties regarding a potential purchase of The Canyons. Vail did not disclose this agreement to American Skiing and Vail was prepared to represent that no such agreement existed. When we were informed of the existence of the agreement by third parties, a Vail senior officer categorically denied its existence.

August 6, 2007 Letter to Robert A. Katz Page 2
     We were also disturbed to learn from your filings that Vail demanded a third party not contact American Skiing when Vail was in discussions with them about The Canyons. We were completely unaware of these negotiations, which were in violation of our confidentiality agreement. As we previously advised you in our letter of July 16, American Skiing Company reserves all of its rights against Vail, including to the extent that Vail’s conduct resulted in damage to the selling price of The Canyons.
     Finally, your letter falsely suggests that the directors of American Skiing Company may have breached their obligations because they did not engage in discussions with Vail Resorts to reach a more favorable transaction. On the contrary, we were informed by Vail on more than one occasion that its $95 million offer with limited indemnity provisions was as far as you would go. In the course of these discussions, Vail reneged on its previously communicated willingness to purchase The Canyons for $110 million. We view your response of submitting an offer two weeks after we publicly announced our binding agreement for The Canyons resort with another party as disingenuous.
     I am disappointed by both Vail’s conduct during the negotiation period and the actions it has taken since we announced the definitive sale agreement for The Canyons. We believe that Vail’s decision to pursue litigation is ill-advised and unjustifiable.

Sincerely,
/s/ Steven B. Gruber
Steven B. Gruber
Chairman of the Board of Directors American Skiing Company

Enclosure: Letter from American Skiing Company to Vail Resorts, Inc. dated July 16, 2007 cc: Vail Resorts, Inc. Board of Directors

July 16, 2007
Vail Resorts, Inc.
390 Interlocken Crescent
Suite 1000
Broomfield, CO 80021
Attention: Jeffrey Jones
Dear Sirs:
          American Skiing Company (the “Company”) hereby advises Vail Resorts, Inc. (“Vail Resorts”) that it has terminated all discussions concerning a possible acquisition of the ski resort known as The Canyons (the “Transaction”). Pursuant to paragraph 9 of the Confidentiality Agreement, dated June 7, 2007, between Vail Resorts and the Company (the “Confidentiality Agreement”), the Company has no legal obligation of any kind whatsoever with respect to the Transaction because the parties have not entered into a definitive written agreement with respect to any Transaction. Moreover, the parties were not able to agree upon the material terms of a transaction, including indemnification provisions, third party consents and closing conditions. Thus, not only was there a failure to reach definitive documentation generally, there was also a failure on material terms.
          In addition, as previously communicated, the Company has been informed by third parties that Vail made arrangements with another potential bidder regarding the assets in question that were not disclosed to the Company. The Company reserves all rights in connection therewith, including without limitation, to the extent that such arrangements may have damaged the selling price for the asset in question. Vail should cease involvement with, or interference in, any Company matter or any Company transaction, unless the express written consent of the Company is provided.
          In accordance with paragraph 11 of the Confidentially Agreement, the Company hereby requests that Vail Resorts return the Evaluation Material (as defined in the Confidentiality Agreement) in its possession or the possession of its representatives to the Company.

Very truly yours, AMERICAN SKIING COMPANY
By:	/s/ Foster A. Stewart, Jr.
	Name:	Foster A. Stewart, Jr.
	Title:	Senior Vice President and General Counsel

cc:	Steven B. Gruber BJ Fair Fiona Arnold, Esq.